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                          August 18, 2021

       Jennifer Mazin
       General Counsel and Corporate Secretary
       Brookfield Renewable Corp
       250 Vesey Street, 15th Floor
       New York, New York 10281-1023

                                                        Re: Brookfield
Renewable Corp
                                                            Brookfield
Renewable Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed August 11,
2021
                                                            File No. 333-258728

       Dear Ms. Mazin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Mile Kurta